FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1
to
ANNUAL REPORT
of
QUEENSLAND TREASURY CORPORATION
(registrant)
a Statutory Corporation of
THE STATE OF QUEENSLAND, AUSTRALIA
(coregistrant)
(names of registrants)
Date of end of last fiscal year:
June 30, 2005
SECURITIES REGISTERED
(As of the close of the fiscal year)

Title of Issue	Amounts as to which	Names of exchanges
	registration is effective	on which registered
Global A$ Bonds	A$1,836,385,000	None (1)
Medium-Term Notes	US$ Nil	None (1)

(1) This Form 18-K/A is being filed voluntarily by the registrant and coregistrant.
Names and address of persons authorized to receive notices and communications on behalf of the registrants from the Securities and Exchange Commission:
Hon. John Olsen
Australian Consulate-General
150 East 42nd Street, 34th Floor
New York, New York 10117-5612

TABLE OF CONTENTS

EX-99.C.V: HALF-YEARLY REPORT FOR THE SIX MONTHS ENDED DECEMBER 31, 2005
EX-99.C.VI: ACCOUNTS FOR THE QUARTER ENDED 9/30/05
EX-99.C.VII: REPORT ENTITLED "PRIORITIES IN PROGRESS 2004-05
EX-99.C.VIII: GOVERNMENT STATE BUDGET PAPERS FOR 2006-07
EX-99.C.IX: STATE OF ACCOUNTS
EX-99.C.X: INDICATIVE BORROWING PROGRAM FOR FINANCIAL YEAR 2006-07
EX-99.G.II: CONSENTS
EXPLANATORY NOTE
The undersigned registrants hereby amend the Annual Report filed on Form 18-K for the above-noted fiscal year by attaching hereto as Exhibit (c)(v) the Queensland Treasury Corporation Half-Yearly Report for the six months ended December 31, 2005, as Exhibit (c)(vi) the Queensland State Accounts for the quarter ended September 30, 2005, as Exhibit (c)(vii) the report entitled “Priorities in Progress 2004-05: A report to all Queenslanders on outcomes under the Charter of Social and Fiscal Responsibility,” as Exhibit (c)(viii) Queensland Government State Budget Papers for 2006-07, as Exhibit (c)(ix) the Queensland State Accounts for the quarter ended December 31, 2005, as
Exhibit (c)(x) Queensland Treasury Corporation: Indicative Borrowing Program for Financial Year 2006-07, and as Exhibit (g)(ii) the consents of Mr. Gerard Bradley, Under Treasurer of the State of Queensland; Mr. Graeme Garrett, General Manager Corporate Services, Queensland Treasury Corporation; Mr. Stephen Rochester, Chief Executive, Queensland Treasury Corporation; Mr. Glenn Gordon Poole, Auditor-General, State of Queensland; and Sir Leo Hielscher, Chairman, Queensland Treasury Corporation.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on the 19th day of July, 2006.

QUEENSLAND TREASURY CORPORATION
By:	/s/ Stephen Rochester
	Name:	Stephen Rochester
	Title:	Chief Executive

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on the 19th day of July, 2006.

GOVERNMENT OF QUEENSLAND
By:	/s/ Anna Bligh
	Name:	The Honourable Anna Bligh MP
	Title:	Treasurer

INDEX TO EXHIBITS

Exhibit (c)(v)	—	Queensland Treasury Corporation Half-Yearly Report for the Six Months ended December 31, 2005.

Exhibit (c)(vi)	—	Queensland State Accounts for the Quarter ended September 30, 2005.

Exhibit (c)(vii)	—	Report entitled “Priorities in Progress 2004-05: A report to all Queenslanders on outcomes under the Charter of Social and Fiscal Responsibility”.

Exhibit (c)(viii)	—	Queensland Government State Budget Papers for 2006-07.

Exhibit (c)(ix)	—	Queensland State Accounts for the Quarter ended December 31, 2005.

Exhibit (c)(x)	—	Queensland Treasury Corporation: Indicative Borrowing Program for Financial Year 2006-07.

Exhibit (g)(ii)	—	Consents.